SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31924; File No. 812-14258]

Nuveen Fund Advisors, LLC, et al.; Notice of Application

December 2, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act permitting certain transactions.

Summary of the Application: Applicants request an order (the "Order") that would permit certain registered management investment companies to engage in certain primary and secondary market transactions in fixed income instruments on a principal basis (the "Transactions") with a USB Trading Entity (defined below).

Applicants: Nuveen Fund Advisors, LLC (the "Adviser"), Nuveen Investments, Inc. ("Nuveen"), Nuveen All Cap Energy MLP Opportunities Fund, Nuveen AMT-Free Municipal Income Fund, Nuveen AMT-Free Municipal Value Fund, Nuveen Arizona Premium Income Municipal Fund, Nuveen Build America Bond Fund, Nuveen Build America Bond Opportunity Fund, Nuveen California AMT-Free Municipal Income Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund 2, Nuveen California Dividend Advantage Municipal Fund 3, Nuveen California Municipal Value Fund 2, Nuveen California Municipal Value Fund, Inc., Nuveen California Select Tax-Free Income Portfolio, Nuveen Connecticut Premium Income Municipal Fund, Nuveen Core Equity Alpha Fund, Nuveen Credit Strategies Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen Dividend Advantage Municipal Fund 2,

Nuveen Dividend Advantage Municipal Fund 3, Nuveen Dividend Advantage Municipal Income Fund, Nuveen Dow 30^{SM} Dynamic Overwrite Fund, Nuveen Energy MLP Total Return Fund, Nuveen Enhanced Municipal Value Fund, Nuveen Flexible Investment Income Fund, Nuveen Floating Rate Income Fund, Nuveen Floating Rate Income Opportunity Fund, Nuveen Georgia Dividend Advantage Municipal Fund 2, Nuveen Global High Income Fund, Nuveen Global Equity Income Fund, Nuveen High Income 2020 Target Term Fund, Nuveen High Income December 2018 Target Term Fund, Nuveen High Income December 2020 Target Term Fund, Nuveen High Income December 2022 Target Term Fund, Nuveen Intermediate Duration Municipal Term Fund, Nuveen Intermediate Duration Quality Municipal Term Fund, Nuveen Investment Funds, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III, Nuveen Investment Trust V, Nuveen Managed Accounts Portfolios Trust, Nuveen Maryland Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Nuveen Minnesota Municipal Income Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Mortgage Opportunity Term Fund 2, Nuveen Mortgage Opportunity Term Fund, Nuveen Multi-Market Income Fund, Nuveen Multistate Trust I, Nuveen Multistate Trust II, Nuveen Multistate Trust III, Nuveen Multistate Trust IV, Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal High Income Opportunity Fund, Nuveen Municipal Income Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen Municipal Opportunity Fund, Inc., Nuveen Municipal Trust, Nuveen Municipal Value Fund, Inc., Nuveen Nasdaq 100 Dynamic Overwrite Fund, Nuveen New Jersey Dividend Advantage Municipal Fund, Nuveen New Jersey Municipal Value Fund, Nuveen New York AMT-Free Municipal Income Fund, Nuveen New York Dividend Advantage Municipal Fund, Nuveen New York Municipal Value Fund 2, Nuveen New York Municipal Value Fund, Inc., Nuveen New

York Select Tax-Free Income Portfolio, Nuveen North Carolina Premium Income Municipal Fund, Nuveen Ohio Quality Income Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen Pennsylvania Municipal Value Fund, Nuveen Performance Plus Municipal Fund, Inc., Nuveen Preferred and Income Term Fund, Nuveen Preferred Income Opportunities Fund, Nuveen Premier Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Quality Municipal 2018 Term Fund, Nuveen Quality Municipal Fund, Inc., Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Real Asset Income and Growth Fund, Nuveen Real Estate Income Fund, Nuveen S&P 500 Buy-Write Income Fund, Nuveen S&P 500 Dynamic Overwrite Fund, Nuveen Select Maturities Municipal Fund, Nuveen Select Quality Municipal Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Select Tax-Free Income Portfolio 3, Nuveen Senior Income Fund, Nuveen Short Duration Credit Opportunities Fund, Nuveen Strategy Funds, Inc., Nuveen Tax-Advantaged Dividend Growth Fund, Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Texas Quality Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Diversified Real Asset Income Fund (each a "Fund", collectively, the "Funds"), U.S. Bancorp ("USB"), U.S. Bank National Association ("USBNA") and U.S. Bancorp Investments, Inc. ("USBI").

Filing Dates: The application was filed on December 27, 2013, and amended on July 1, 2014, December 8, 2014, May 22, 2015, and October 22, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 28, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1. Each Fund is an open-end or closed-end management investment company registered under the Act and is organized as a business trust or corporation under the laws of Massachusetts, Maryland or Minnesota, or is a series thereof. The Funds have a variety of investment objectives, but each may invest a portion of its assets in fixed-income instruments. "Fixed-income instruments" for purposes of the Order means fixed-income securities and interests in syndicated loans, convertible bonds and convertible preferred stock, as well as money market instruments, such as treasury instruments, commercial paper and certificates of deposit.

2.   The Adviser, a Delaware limited liability company, is a direct wholly owned subsidiary of Nuveen, a Delaware corporation. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Adviser acts as investment adviser to the Funds and has oversight over one or more sub-advisers engaged by the Funds.[1]

3.   USBNA is a national banking association and a wholly owned subsidiary of USB. USBNA Dealer Division, an internal division of USBNA, engages in bank permitted dealer activities and is exempt from registering as a broker-dealer pursuant to the Securities Exchange Act of 1934 ("1934 Act"). USBI, a Delaware corporation, is also a wholly owned subsidiary of USB that is registered as a broker-dealer with the Commission under the 1934 Act. Each of USBI, USBNA, USBNA Dealer Division, as well as other affiliates of USB that are controlled (within the meaning of section 2(a)(9) of the Act) by USB and are registered as broker-dealers or exempt from registration as such (each, a "USB Trading Entity," and, collectively, the "USB Trading Entities"), may seek to engage in Transactions with the Funds.[2]

4.   On December 31, 2010, Nuveen completed its acquisition of a portion of the asset management business of FAF Advisors, Inc. ("FAF Advisors"), a wholly owned subsidiary of USBNA (the "FAF Acquisition"). The open-end funds previously advised by FAF Advisors entered into investment advisory agreements with the Adviser. The Adviser continued to serve

---

[1] Each Fund has (or may, in the future, have) one or more affiliated or unaffiliated sub-advisers that provide sub-advisory services (each, a "Sub-Adviser," collectively, the "Sub-Advisers"). Applicants request the Order cover any such Sub-Advisers, provided that any Sub-Adviser that relies on the Order complies with the conditions of the Order as though it were an Adviser.

[2] No director, officer or employee of the Funds or the Adviser is or will be a director, officer or employee of a USB Trading Entity. The board of directors or board of trustees or other governing body, as applicable ("Board") of each Fund currently has eleven members, of which nine members are currently not interested persons of the Fund and the chair of the Board of each Fund is currently not an interested person, as defined in section 2(a)(19) of the Act, of the Fund.

as investment adviser to the open-end funds and closed-end funds that it advised prior to the FAF Acquisition.

5. Certain fiduciary account investments maintained by USB Fiduciary in certain of the Funds remain after the FAF acquisition. USB Fiduciary has discretionary authority over, but no pecuniary interest in, such investments. Because of these investments, there may be affiliations between the USB Trading Entities and the Funds.

6. Applicants state that, because of consolidation in the financial services industry, a few major broker-dealers account for a large percentage of the market share in trading in fixed income instruments. Applicants state that the decline in the number of broker-dealers and banks trading in the fixed-income instruments in which the Funds seek to invest and the increasing significance of the few remaining institutions demonstrate the importance to the Funds of their relationships with such entities, including the USB Trading Entities. For example, Applicants further state that in the first half of 2015, the USB Trading Entities were ranked 15th as a domestic book running lead manager of U.S. investment grade corporate bonds by volume, and ranked 6th as a lead and co-manager by number of transactions. Applicants represent that the USB Trading Entities' underwriting market share was 37% calculated as a percentage of the total number of U.S. investment grade corporate bond transactions in the marketplace. On the municipal securities side of the business, the USB Trading Entities were ranked 66th in fixed rate lead managed business, and 9th in variable rate demand note underwriting in 2014. Applicants further represent that as a variable rate demand note underwriter the USB Trading Entities achieved a 3% market share in 2014. Applicants state the USB Trading Entities ranked 5th in the Overall Bookrunner League Tables by number of deals with a 3% market share, 3rd in the Domestic League Tables and 5th in the Global League Tables for private placements in 2014. Applicants assert that these statistics demonstrate the growth in demand for its services and USB

expects continued growth on an ongoing basis in capital markets transaction volumes for the USB Trading Entities.

7.   Applicants assert that prohibiting the Funds from engaging in the Transactions with the USB Trading Entities would become increasingly detrimental to the ongoing interests of Fund shareholders by limiting the Funds' access to important trading counterparties that have growing market share in many of the types of instruments that the Funds purchase. Applicants submit that prohibiting the Funds from engaging in Transactions with the USB Trading Entities unnecessarily reduces the opportunities available to the Funds to obtain competitive pricing and execution and to access the markets for particular fixed-income instruments that are available from only a few dealers. Applicants assert that precluding a Fund from trading with a USB Trading Entity may harm the Fund by, among other things, preventing it from obtaining the best pricing, terms and quality of services otherwise available in the market.

8.   Applicants, therefore, request the Order, pursuant to sections 6(c) and 17(b) of the Act exempting from section 17(a) of the Act[3] Transactions entered into in the ordinary course of business by a Fund with USB Trading Entities, under the terms and conditions set forth in the application.

9.   The requested relief would include (i) the Funds and any investment company registered under the Act or series thereof, whether now existing or organized in the future, that is advised by the Adviser or by any existing or future entity that is controlling, controlled by or under common control with the Adviser or Nuveen and registered as an investment adviser under the Advisers Act; (ii) the Adviser; and (iii) the USB Trading Entities;[4] provided that any entity

---

[3] Applicants are not seeking relief from the provisions of sections 10(f), 17(d) or 17(e) of the Act or rules 17d-1 or 17e-1 thereunder.

[4] All existing entities that currently intend to rely on the requested relief are either named as applicants or listed in Schedule A to the application. Any other entity that relies on the Order now or in the future will comply with the terms and conditions set forth in the application.

that relies on the Order complies with the terms and conditions of the Order as though it were an applicant.

10. The Order would be available only in circumstances in which the USB Trading Entity might be deemed to be (i) an affiliated person ("first-tier affiliate"), or an affiliated person of a first-tier affiliate (a "second-tier affiliate") of a Fund solely by reason of a USB Fiduciary[5], being deemed to own, control or hold with power to vote through non-proprietary, trust or other fiduciary account investments five percent or more of the Fund's total outstanding voting securities (each, a "5% Fund"); (ii) a first-tier affiliate of a Fund solely by reason of USB Fiduciary being deemed to beneficially own through the fiduciary account investments more than twenty-five percent of the Fund's total outstanding voting securities or, by virtue of such fiduciary account investments, to control the Fund (each, a "25% Fund," together with the 5% Funds, the "Owned Funds"); and/or (iii) a second-tier affiliate of any Fund other than an Owned Fund (each, an "Other Fund") solely by reason of USB Fiduciary being considered to own, control or hold with power to vote a 5% Fund's securities as described in (i) or being deemed to beneficially own a 25% Fund's securities as described in (ii), through fiduciary account investments. [6]

---

[5] USB Fiduciary includes USBNA, its trust bank subsidiaries, U.S. Bank Trust National Association and U.S. Bank Trust National Association SD, and any successors. The term "successor" is limited to the entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities referred to in the previous sentence, including any such combination, consolidation or reorganization effected through the use of a "shell" entity controlled by any of the foregoing entities, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entities.

[6] Applicants note that there may be some instances in which USB or an entity, including a division thereof, controlled by USB (each, a "USB Affiliate," collectively, the "USB Affiliates") might be deemed to own, control or hold with power to vote less than five percent of the outstanding voting securities of a Fund otherwise than through fiduciary account investments (a "<5% holding"). References to potential affiliations arising "solely by reason of" fiduciary account investments above certain levels may include situations where fiduciary account investments exceed such levels only when added to a <5% holding.

11. The requested relief would not extend to primary market Transactions in fixed-income instruments, other than repurchase agreements and variable rate demand notes, of which USB or any entity controlled by USB, including any USB Trading Entity, is the primary obligor.

12. Neither USB nor any USB Affiliates control or will control (within the meaning of section 2(a)(9) of the Act), directly or indirectly, Nuveen or the Adviser or any other non-Fund entity under the control of Nuveen (together, the "Nuveen Affiliates"), and neither USB nor any USB Affiliates will exercise, or attempt to exercise, control over any Fund. Applicants state that only the fiduciary account investments in the Owned Funds raise the affiliation issues addressed by the requested relief. Additionally, Nuveen has no beneficial interest in, and will not control (within the meaning of section 2(a)(9) of the Act) directly or indirectly, USB, the USB Trading Entities or any other USB Affiliate.

13. Applicants state that the USB Affiliates will not have any involvement in the Advisers' investment decisions or decisions to engage in Transactions pursuant to the Order, and will not attempt to influence or control in any way the placing by the Adviser of orders, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the USB Trading Entity, or that existed between the USB Trading Entity and FAF Advisors, if any, prior to the consummation of the FAF Acquisition.

14. Applicants assert that there is substantial internal separation and independent operation of the division of USBNA that maintains fiduciary accounts ("USBNA Fiduciary Division") and USBNA Dealer Division. USBNA Fiduciary Division is subject to strict fiduciary laws and regulations that require USBNA Fiduciary Division to act solely in the interests of the principals or beneficiaries of the accounts. Applicants represent that there is not, and will not be, any express or implied understanding between a USB Trading Entity and Nuveen

9

or the Adviser that the Adviser will cause a Fund to enter into Transactions or give preference to the USB Trading Entity in effecting such Transactions between the Fund and the USB Trading Entity.

15. USB Fiduciary undertakes to not to exercise any voting power with respect to shares that constitute five percent or more of a Fund's total outstanding voting securities, including in connection with the election of directors/trustees (the "Non-Voting Undertaking").

Applicants' Legal Analysis:

1. Section 17(a) of the Act, in relevant part, prohibits an affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from selling to or purchasing from such company any security or other property and from borrowing money or other property from such company. Section 17(b) of the Act authorizes the Commission to exempt a transaction from section 17(a) of the Act if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned and the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

2. Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3. Section 2(a)(3) of the Act, in relevant part, defines "affiliated person" of another person to include: (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person; (b) any person 5%

10

or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; and (c) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

4. Section 2(a)(9) of the Act, in relevant part, defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." Section 2(a)(9) also provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company, and that any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company.

5. Applicants state that a USB Trading Entity could be deemed to be a first-tier affiliate or a second-tier affiliate of a 5% Fund insofar as fiduciary account investments of five percent or more of an Owned Fund's outstanding voting securities could cause USB Fiduciary to be viewed as owning, controlling or holding with power to vote "voting securities." Were a USB Fiduciary deemed to be a first-tier affiliate of a 5% Fund, the USB Trading Entities (except for USBNA Dealer Division) would then be deemed to be second-tier affiliates of the 5% Fund. USBNA Dealer Division, on the other hand, could be deemed to be a first-tier affiliate of the 5% Fund. Additionally, a USB Trading Entity could be deemed a first-tier affiliate of a 25% Fund and a second-tier affiliate of the Other Funds.[7] Applicants submit that, due to the fiduciary account

---

[7] As discussed in the application, this conclusion could be reached if, on account of the fiduciary account investments, USB Fiduciary "beneficially owned" greater than twenty-five percent of the 25% Fund's total outstanding voting securities. The Owned Fund could then be presumed to be under the control of USB Fiduciary, and thus of USB. As wholly owned subsidiaries of USB, the USB Trading Entities may also be presumed to be under the control of USB. Accordingly, the 25% Fund and the USB Trading Entities could be presumed to be under the common control of USB and thus first-tier affiliates of each other. If the 25% Fund and the Other Funds are deemed to be under the control of their Adviser(s), then the 25% Fund and the Other Funds could be deemed to be first-tier affiliates of each other by virtue of being under common control. Therefore, if the USB Trading Entities are deemed to be first-tier affiliates of the 25% Fund, they could be deemed to be second-tier affiliates of the Other Funds.

investments, any Transaction involving a Fund and a USB Trading Entity that is a first-tier affiliate or a second-tier affiliate thereof, would be subject to the prohibition of section 17(a) of the Act.

6. Applicants submit that the primary purpose of section 17(a) is to prevent a person with the power to control or influence a registered investment company from engaging in self-dealing or overreaching, to the detriment of the investment company's shareholders. Applicants submit that the policies which section 17(a) of the Act was meant to further are not implicated in the context of the requested Order because USB and USB Trading Entities are not able to cause a Fund to enter into a Transaction or otherwise influence portfolio decisions by the Adviser on behalf of the Funds. Applicants state that, as a result, no USB Trading Entity is in a position to cause a Fund to enter into Transactions that are not in the best interests of the Fund and its shareholders. Applicants also state that there will be no conflict of interest associated with the Adviser's decision to engage in a Transaction with a USB Trading Entity on behalf of a Fund. Applicants further submit that the conditions to the requested Order provide further protections against any possibility of self-dealing or overreaching by the USB Trading Entities. Therefore, Applicants submit that the Order satisfies the statutory standards for relief.

Applicants' Conditions:

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

A. **Structural**

> (1) Neither USB nor any USB Affiliates will control any Adviser or any principal underwriters or promoters for the Funds, directly or indirectly, within the meaning of section 2(a)(9) of the Act, and neither USB nor any USB Affiliates will exercise, or attempt to exercise, control over any Fund. The Order will remain in

effect only so long as Nuveen, or another entity not controlling, controlled by or under common control with USB, primarily controls the Adviser. In this regard, pursuant to the Non-Voting Undertaking, USB Fiduciary will not exercise any voting authority that it possesses with respect to shares that constitute five percent or more of any Fund's total outstanding voting securities. Instead, it will delegate to an independent third party that is not affiliated with either USB or any USB Affiliate the voting of such shares.

(2)   Neither USB nor any USB Affiliates will directly or indirectly consult with Nuveen or any Nuveen Affiliate, including the Adviser, or any portfolio manager of the Adviser concerning purchase or sale Transactions, or the selection of a broker or dealer for any Transactions placed or to be placed on behalf of a Fund, or otherwise seek to influence the choice of broker or dealer for any Transaction by a Fund, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the USB Trading Entity, or that existed between the USB Trading Entity and the Adviser and the Nuveen Sub-Advisers, if any, prior to the consummation of the FAF Acquisition.

(3)   No officer, director or employee of an Owned Fund will directly or indirectly seek to influence in any way the terms of any Transaction covered by the Order, other than in the normal course of investment activities of the same nature that are being carried out during the same time period with respect to unaffiliated broker-dealers, or that existed between the USB Trading Entity and the Adviser and the Nuveen Sub-Advisers, if any, prior to the consummation of the FAF Acquisition.

(4)   Each USB Trading Entity will adopt and implement policies that prohibit the USB Trading Entity from (a) linking any approval or action relating to an Owned Fund to any action by any Fund or by the Adviser relating to any Fund, or (b) using the fiduciary account investments in an Owned Fund as a basis for seeking to persuade any Fund or the Adviser to engage in business with the USB Trading Entity.

(5)   The Adviser and the USB Trading Entities, with the assistance of their respective legal/compliance departments, will prepare guidelines for their respective personnel to make certain that Transactions effected pursuant to the Order comply with its terms and conditions, and that the Adviser and the USB Trading Entities maintain an arm's-length relationship. The respective legal/compliance departments of the Adviser and the USB Trading Entities will monitor periodically the activities of the Adviser and the USB Trading Entities, respectively, to make certain that the terms and conditions of the Order are met.

B.   **Transactional**

With respect to each Transaction entered into or effected pursuant to the Order on behalf of a Fund:

(1)   Each Fund's Board, including a majority of its disinterested directors or trustees, as applicable ("Necessary Majority"), will approve, and the Fund will implement, procedures governing all Transactions pursuant to the Order and the Fund's Board will no less frequently than quarterly review all Transactions conducted pursuant to the Order and receive and review a report (the "Report"), of those Transactions. The Report which will be prepared by the Adviser and reviewed and approved by the Fund's Chief Compliance Officer, will indicate for

each Transaction that the terms and conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of Transactions between the relevant Funds and the USB Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. In addition, annually and prior to entering into a Transaction with a USB Trading Entity that no Fund has previously traded with, the Board will consider (i) whether the level of Transactions with USB Trading Entities is appropriate and (ii) whether continued reliance on the Order in any applicable category of fixed-income instruments is appropriate in light of the need of the Funds to have the USB Trading Entities available as trading counterparties, as evidenced by, among other things, the aggregate market share of the USB Trading Entities in each such category.

(2)   For each Transaction, the Adviser will adhere to a "best execution" standard, will consider only the interests of the Fund and will not take into account the impact of the Fund's investment decision on the USB Trading Entity. Before entering into any Transaction, the Adviser will determine that the Transaction is consistent with the investment objective(s) and policies of the Fund and is in the best interests of the Fund and its shareholders.

(3)   Each Fund will (a) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (b) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Transaction in which the Adviser knows that both a USB Trading Entity and a Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such Transaction setting

forth a description of the security purchased or sold by the Fund, a description of the

USB Trading Entity's, or affiliated person of the USB Trading Entity's interest or

role in the Transaction, the terms of the Transaction, and the information or

materials upon which the determination was made that such Transaction was made

in accordance with the procedures and conditions set forth in the application.

(4)   Except for Transactions involving repurchase agreements and

variable rate demand notes, before any secondary market principal Transaction in

fixed-income instruments is entered into between a Fund and a USB Trading Entity,

the Adviser will obtain a competitive quotation for the same instruments (or in the

case of instruments for which quotations for the same instruments are not available,

a competitive quotation for Comparable Instruments[8]) from at least two unaffiliated

market counterparties that are in a position to quote favorable market prices, except

that if, after reasonable efforts by the Adviser, quotations are unavailable from two

such market counterparties, only one other competitive quotation is required. For

each such Transaction, the Adviser will determine, based upon the quotations and

such other relevant information reasonably available to the Adviser (such as

available transaction prices and any other information regarding the value of the

instruments), that the price available from the USB Trading Entity is at least as

favorable as that available from other sources.

(a)   *Repurchase Agreements.* With respect to Transactions

involving repurchase agreements, a Fund will enter into such agreements

only where the Adviser has determined, based upon information reasonably

---

[8] The term "Comparable Instruments" refers to instruments with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the instruments) as the instruments to be purchased or sold.

available to the Adviser, that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the Order, the Fund or the Adviser will obtain competitive quotations from at least two unaffiliated market counterparties with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if, after reasonable efforts by the Adviser, quotations are unavailable from two such market counterparties, only one other competitive quotation is required.

(b)   *Variable Rate Demand Notes.* With respect to each Transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

(5)   With respect to instruments offered in a primary market underwritten, or other primary market, Transaction, the Fund will undertake such purchase from a USB Trading Entity only where the Adviser has determined, based upon relevant information reasonably available to the Adviser that the instruments will be purchased at a price that is not more than the price paid by each other purchaser of the instruments from, as relevant, the USB Trading Entity or other members of an underwriting syndicate in that offering or in any concurrent offering of instruments, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States,

17

for any rights to purchase that are required by law to be granted to existing holders

of the issuer). If no information regarding concurrent purchasers of the instruments

is reasonably available to the Adviser, the Fund may undertake such purchase from

a USB Trading Entity when the Adviser has determined, based upon information

reasonably available to the Adviser, that the yield on the instruments to be

purchased is at least equal to that available on Comparable Instruments from other

sources at that time.

(6) The commission, fee, spread, or other remuneration to be received by the

USB Trading Entities must be reasonable and fair compared to the commission, fee,

spread, or other remuneration received by others in connection with comparable

transactions involving similar instruments being purchased or sold during a

comparable period of time.

For the Commission, by the Division of Investment Management, under delegated

authority.

Robert W. Errett
Deputy Secretary